Manning & Napier Fund, Inc. 485APOS

Exhibit 99(d)(3)(a)(i)

SCHEDULE A
To the
MANNING & NAPIER FUND, INC.
INVESTMENT ADVISORY AGREEMENT
with
MANNING & NAPIER ADVISORS, LLC
October 11, 2023

Series	Annual Fee Rate as a Percentage of Average Daily Net Assets
Rainier International Discovery Series	0.90%
Callodine Equity Income Series	0.70%